CHARTERED SEMICONDUCTOR MANUFACTURING LTD. (regn no. 198703584K) N e w s R e l e a s e

Exhibit 99.1

Investor Contacts:
Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Lim Li Chuen (65) 6360.4060 lclim@charteredsemi.com
Media Contacts:
Chartered U.S.:	Chartered Singapore:

Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Khor Hwee Eng (65) 6360.1748 khorhe@charteredsemi.com

CHARTERED TO HOST CONFERENCE CALLS

SINGAPORE – December 26, 2007 – Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, will conduct conference calls with financial analysts and investors, following an announcement of a technology licensing agreement by IBM to a competing foundry.

Chartered’s president & CEO Chia Song Hwee will discuss the ramifications of the agreement on two conference calls scheduled as below:

Conference call 1: December 27, 2007, at 1:00 a.m. Singapore time (US time 9:00 a.m. PT/12:00 p.m. ET, December 26, 2007).

Conference call 2: December 27, 2007, at 8:00 a.m. Singapore time (US time 4:00 p.m. PT/7:00 p.m. ET, December 26, 2007).

Webcasts of both conference calls will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.

About Chartered

Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 32nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.

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